UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2010

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)*	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200 Houston, Texas	**77067**
(Address of principal executive offices)	*(Zip Code)*

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item	5.02	**Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

Appointment of Thomas M. Hanley to our Board of Directors

On May 13, 2010, at the meeting of the Board held immediately following our annual meeting, the Board appointed Thomas M. Hanley, our President and Chief Executive Officer, to fill the spot vacated by James Ream's resignation from the Company effective January 1, 2010. Mr. Hanley will be a Class I Director and his initial term will expire at the 2011 Annual Meeting. Including Mr. Hanley, ExpressJet's Board currently consists of nine members.

Mr. Hanley will not receive any additional compensation for his service as a Director. He will be compensated in his role as President and Chief Executive Officer pursuant to an employment agreement between Mr. Hanley and the Company effective April 19, 2010 (the "Employment Agreement") as previously summarized in the Company's report on Form 8-K dated April 19, 2010, which is incorporated herein by reference.

Mr. Hanley does not have a family relationship with any director or executive officer of the Company. Other than the Employment Agreement, there are no relationships or related transactions between Mr. Hanley and the Company of the type required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item	5.07	**Submission of Matters to a Vote of Security Holders.**

At the Annual Meeting of Stockholders (the "Meeting") held May 13, 2010 in Houston, Texas, 12,712,539 of the 16,966.157 shares outstanding and entitled to vote were present at the Meeting. The Company's stockholders considered and voted upon the following two proposals at the Meeting:

Proposal 1 – Election of Directors

The stockholders elected three nominees to serve as Class III directors with a term ended at the annual meeting in 2013 or until a successor is duly elected pursuant to the Company's bylaws and applicable law, by the following vote:

	FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
Salvadore J. Badalamenti	7,016,458	1,504,740	N/A	4,257,871
Kim A. Fadel	7,016,143	1,505,055	N/A	4,257,871
Judith R. Haberkorn	7,007,787	1,513,411	N/A	4,257,871

Proposal 2 – Ratification of appointment of KPMG LLP as the Independent Auditors for the Company and its Subsidiaries for 2010

The stockholders voted to ratify the appointment of KPMG LLP as independent auditors for the company and its subsidiaries for the fiscal year ending December 31, 2010 by the following vote:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
12,712,539	58,693	7,837	-0-

Item	9.01	**Financial Statements and Exhibits.**

Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>EXPRESSJET HOLDINGS, INC.</u>
<u>(Registrant)</u>

Date: May 19, 2010   <u>/s/Suzanne Lehman Johnson</u>
Suzanne Lehman Johnson
Vice President, General Counsel and
Secretary

<u>EXHIBIT INDEX</u>

99.1   Press Release